Exhibit 99.1

Eiger BioPharmaceuticals Announces Notice of Allowance for U.S. Patent Covering Bestatin™ (Ubenimex) for the Treatment of Pulmonary Arterial Hypertension

PALO ALTO, Calif., December 15, 2015 /PRNewswire/ — Eiger BioPharmaceuticals, Inc. today announced the issuance of a Notice of Allowance from the United States Patent and Trademark Office (USPTO) for U.S. patent application number 13/839,321, entitled “Treatment of Pulmonary Hypertension with Leukotriene Inhibitors,” which covers Bestatin™ (ubenimex), a leukotriene A4 hydrolase (LTA4H) inhibitor for the treatment of pulmonary arterial hypertension (PAH).

Eiger BioPharmaceuticals has an exclusive license from Stanford University to technology for targeting the effects of LTB4 to modulate inflammation and immune response in the lung, providing a potential therapeutic approach for treating PAH. The technology was invented in the laboratory of Mark Nicolls, MD, Chief of Pulmonary and Critical Care Medicine at Stanford University. Eiger BioPharmaceuticals has a license agreement with Nippon Kayaku Co., Ltd., Tokyo, Japan, to develop Bestatin™ (ubenimex) for PAH as well as other inflammatory diseases involving LTB4.

This Notice of Allowance concludes substantive examination of the patent application and after administrative processes are completed, is expected to result in the issuance of a U.S. patent with a term extending to 2034. Additional claims are being pursued in a continuation application.

“This newly allowed patent covering Bestatin™ (ubenimex) is a valuable addition to Eiger BioPharmaceuticals’ intellectual property portfolio,” said David Cory, President and CEO of Eiger BioPharmaceuticals. “Recently published results of studies conducted at Stanford University suggest that elevated LTB4 may play a role in the inflammatory component of PAH disease.”

About Bestatin (ubenimex)

Bestatin™ (ubenimex) is a well-characterized, oral, small-molecule, dual-inhibitor of aminopeptidase and leukotriene A4 hydrolase (LTA4H), the enzyme responsible for catalyzing the committed step in the formation of the proinflammatory mediator, LTB4. Bestatin™ (ubenimex) is approved in Japan as an adjunct to chemotherapy agents to extend survival and to maintain remission after treatment for acute non-lymphocytic leukemia in adults. Bestatin™ (ubenimex) has been used for over 25 years in Japan and remains commercially available through Nippon Kayaku. Bestatin™ (ubenimex) is not approved for any indication in the U.S. or Europe. Bestatin™ (ubenimex) has been granted Orphan Designation in the U.S. for pulmonary arterial hypertension.

About PAH

Pulmonary Arterial Hypertension (PAH) is a type of high blood pressure that affects the arteries in the lungs and the right side of the heart. PAH begins when tiny arteries in the lungs, called pulmonary arterioles, become narrowed, blocked or destroyed. This makes it harder for blood to flow through the lungs, and raises pressure within the lungs’ arteries. As the pressure builds, the heart’s lower right chamber (right ventricle) must work harder to pump blood through the lungs, eventually causing the heart muscle to weaken and eventually fail. PAH is a progressive, life-threatening illness and meets criteria for Orphan Designation in the U.S., EU, and Japan.

About Eiger

Eiger is a clinical-stage biopharmaceutical company committed to bringing to market novel products for the treatment of Orphan diseases. The company has built a diverse portfolio of well-characterized product candidates with the potential to address diseases for which the unmet medical need is high, the biology for treatment is clear, and for which an effective therapy is urgently needed.

Safe Harbor Statements

Additional Information about the Proposed Merger between Celladon Corporation and Eiger BioPharmaceuticals, Inc. and Where to Find It

In connection with the previously disclosed proposed merger between Celladon Corporation and Eiger BioPharmaceuticals, Inc., Celladon and Eiger have filed a registration statement on Form S-4 with the Securities and Exchange Commission, or the SEC, including a prospectus and proxy statement that contains a prospectus and a joint proxy statement. Investors and security holders of Celladon and Eiger are urged to read these materials because they contain important information about Celladon, Eiger and the proposed merger. Investors and security holders are urged to read the joint proxy statement, prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SOURCE Eiger Bio, Inc.

Investors: Jim Shaffer, Eiger BioPharmaceuticals, Inc., 919-345-4256, jshaffer@eigerbio.com